Morgan Stanley Dean Witter Spectrum Series
Monthly Report
October 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the six Morgan Stanley Dean Witter Spectrum Funds as of October 31, 2000 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Commodity       $  7.48                         -2.96%
Spectrum Currency        $10.99                           7.31%
Spectrum Global Balanced $15.45                           2.22%
Spectrum Select          $20.40                           0.44%
Spectrum Strategic       $  8.99                         -6.75%
Spectrum Technical       $12.78                           2.87%

In general, the performance disparity between the Funds in the Spectrum Series is due to the portfolio structure and trading approaches unique to each Fund. Spectrum Currency, a fund that participates exclusively in the currency markets, recorded profits primarily from short positions in the South African rand, the euro and Australian dollar. Spectrum Technical, a technically-based multi-manager fund, recorded gains primarily in the currency markets while experiencing the most difficulty in metals and soft commodities. Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, recorded profits primarily in the currency markets and in agricultural and global stock index futures. Spectrum Select, the other technically-based multi-manager fund, produced gains primarily in the currency markets, but also suffered nearly offsetting losses in energy and metals futures. Spectrum Strategic, a fund managed by multiple trading advisors who employ fundamental trading methodologies, experienced difficulty in a wide variety of markets, including energy, agricultural, currency and metal futures. For additional information regarding Spectrum Strategic, please see the Special Performance Commentary that follows this letter. Spectrum Commodity, a fund that participates in the tangible commodity markets from the long side, experienced losses primarily in metals and soft commodities markets.

Spectrum Commodity

The Fund decreased in value during October primarily as a result of losses recorded in the metals markets from long positions in copper and aluminum futures as prices declined after concerns mounted that demand would weaken amid a cooling of the U.S. economy. In the soft commodities markets, losses were experienced from long coffee futures positions as prices moved lower during the second half of the month on forecasts for rain in Brazilian growing regions and ample supplies ahead of the winter demand season. In the energy markets, losses were incurred from long natural gas futures positions as prices decreased after the American Gas Association reported larger-than-expected inventories and on forecasts for warmer temperatures, which are keeping heating demand down. A portion of these losses was offset by gains recorded in the livestock markets from long positions in cattle futures as prices increased on technical factors. In the agricultural markets, profits were recorded from long positions in corn futures as prices climbed higher after the USDA reduced its forecast for the U.S. crop.

Spectrum Currency

The Fund increased in value during October primarily due to gains recorded from short South African rand positions as its value weakened versus the U.S. dollar due to a bomb blast in Cape Town, a weaker euro, instability in the Middle East and Zimbabwe and higher oil prices. Additional gains were recorded from short euro positions as the value of the European common currency fell to lifetime lows relative to the U.S. dollar amid continued skepticism regarding the European economy. Smaller gains were experienced from short Australian dollar positions as its value weakened versus the U.S. dollar amid the euro's fall to new lows against the U.S. dollar during month-end. A portion of overall Fund gains was offset by losses recorded from long British pound positions early in the month as the pound's value weakened versus the U.S. dollar on technically based factors. Additional losses were incurred from short Mexican peso positions as its value strengthened versus the U.S. dollar as Mexican markets were seen as stable, with the IPC stock index gaining momentum during month-end.

Spectrum Global Balanced

The Fund increased in value during October primarily as a result of gains recorded in the currency markets from short South African rand positions as its value trended lower due to a bomb blast in Cape Town, a weaker euro, instability in the Middle East and Zimbabwe and higher oil prices. Additional gains were recorded from short positions in the Singapore dollar as its value weakened relative to the U.S. dollar following weakness in the Pacific Rim currencies. In the agricultural markets, profits were recorded from short positions in soybean oil futures as prices declined on reports that tight supplies could ease soon as the new crop becomes available. In the global stock index futures markets, profits were recorded from long positions in FTSE 100 and DAX Index futures as prices increased as the scramble for European telecom shares continued, bolstering stock markets across Europe late in the month as earnings-driven gains on Wall Street lent support. A portion of these gains was offset by losses recorded in the soft commodities markets from short cotton futures positions as prices increased earlier in the month amid declining supplies. In the metals markets, losses were incurred from long positions in copper futures as prices declined after concerns mounted that demand would weaken amid a cooling of the U.S. economy.

Spectrum Select

The Fund increased in value during October primarily as a result of gains recorded in the currency markets from short positions in the euro and Swiss franc as the value of these European currencies declined versus the U.S. dollar amid continued skepticism regarding the European economy.
Additional gains were recorded from short South African rand positions as its value trended lower due to a bomb blast in Cape Town, a weaker euro, instability in the Middle East and Zimbabwe and higher oil prices. In the global stock index futures markets, gains were recorded from short positions in Nikkei Index futures as the Tokyo stock market's benchmark declined after uninspiring earnings results from high-tech firms soured investor sentiment. A portion of these gains was offset by losses recorded in the energy markets from long positions in natural gas futures as prices were pressured lower by mild weather in key consumption areas and American Gas Association announcements of increased storage levels. Additional losses were experienced from long futures positions in crude oil as prices dropped during mid-month, after Saudi Arabia said OPEC could boost output again if prices remained high. Diminished concerns regarding the effect that tensions between Israel and Palestine would have on supplies from the Middle East also pushed prices lower. In the metals markets, losses were incurred from long positions in copper and aluminum futures as prices declined after concerns mounted that demand would weaken amid a cooling of the U.S. economy.

Spectrum Strategic

The Fund decreased in value during October primarily as a result of losses recorded in the energy markets from short futures positions in crude oil and its refined products as oil prices climbed higher early in the month amid fears of war in the Middle East. In the agricultural markets, losses were recorded early in the month from long positions in soybean futures as prices dropped on reports that tight supplies could ease soon as the new crop becomes available. In the currency markets, losses were experienced from long positions in the euro and Swiss franc as the value of these European currencies declined versus the U.S. dollar amid continued skepticism regarding the European economy. In the metals markets, losses were incurred from long positions in copper and aluminum futures as prices declined after concerns mounted that demand would weaken amid a cooling of the U.S. economy. In soft commodities, losses were experienced from long positions in lumber futures as prices declined amid weak demand and abundant supplies. A portion of these losses was offset by gains recorded in the global stock index futures markets from short positions in Nikkei Index futures as the Tokyo stock market's benchmark declined after uninspiring earnings results from high-tech firms soured investor sentiment. Additional gains were recorded from long NASDAQ 100 Index futures positions as domestic stock prices, despite experiencing some volatility, moved higher during mid-month, amid increasing confidence in earnings reports and the subsequent "value hunting" that followed. In the global interest rate futures markets, gains were recorded during mid-month from long positions in U.S. interest rate futures as U.S. Treasury bond and Treasury note prices rose amid investors flocking to the relative safety of fixed income in response to the stock market's volatility and the political uncertainty in the Middle East.

For additional information regarding Spectrum Strategic, please see the Special Performance Commentary that follows this letter.

Spectrum Technical

The Fund increased in value during October primarily as a result of gains recorded in the currency markets from short positions in the euro as the value of the European common currency declined versus the U.S. dollar amid continued skepticism regarding the European economy. Additional gains were recorded early in the month from short positions in the British pound as its value weakened versus the U.S. dollar on technically based factors. In the global stock index futures markets, gains were recorded from short positions in Nikkei Index futures as the Tokyo stock market's benchmark declined after uninspiring earnings results from high-tech firms soured investor sentiment. In the energy markets, gains were recorded from long futures positions in crude oil and its refined products as oil prices climbed higher early in the month amid fears of war in the Middle East. Offsetting losses were recorded from long positions in natural gas futures as prices were pressured lower by mild weather in key consumption areas and American Gas Association announcements of increased storage levels. Losses were recorded in the soft commodities markets from long positions in sugar futures as prices moved lower later in the month on reports of a world production surplus in 2000-2001. In the metals markets, losses were incurred from long positions in copper and aluminum futures as prices declined after concerns mounted that demand would weaken amid a cooling of the U.S. economy. In the global interest rate futures markets, losses were incurred later in the month from long positions in long-term U.S. interest rate futures as U.S. bond prices moved lower on renewed strength in blue-chip stocks as investors moved to take profits in government bonds ahead of key labor market and growth data.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

SPECIAL PERFORMANCE COMMENTARY:
SPECTRUM STRATEGIC

One of our philosophies in Managed Futures is to offer a wide range of products that provide investors with the ability to participate in this alternative investment in different ways. Among other benefits, this allows for improved diversification within the asset class and better positions an investor's managed futures exposure to have an improved chance of handling a wide variety of market conditions. For instance, within the Spectrum Series each of the six funds approach the markets differently through some combination of trading style, market sector weightings within a portfolio, leverage and so forth. This is largely responsible for one of the most significant strengths of the Series: each fund has a chance to perform at certain times when the other funds may be experiencing some difficulty. And, in fact, this has been evident in the marketplace, as each of the Spectrum funds has taken its turn as the #1 or #2 best yearly performer over the six-year life of the series.

Of course, during other times in its history, each of the Spectrum funds has experienced difficulty. And, as with many investments, difficulty in managed futures can often follow a strong period of performance with the most severe contractions coming on the heels of the strongest performance environments (witness the contrasting experience of a huge number of internet related equities in the 1999 and YTD 2000 period). Spectrum Strategic, and for that matter all managed futures funds, is not immune from these cycles. In 1999, Spectrum Strategic was the Spectrum Series leader - as well as the best performing public fund in the entire managed futures industry - by producing a return of 37.2%. So far in 2000, however, the Fund has been experiencing difficulty with a return of -43% through October 31.

The unique trading philosophy of Spectrum Strategic sets it apart from the other funds within the Spectrum Series. Specifically, these other funds tend to depend heavily on long-term technical price trends. Spectrum Strategic, on the other hand, analyzes markets from a fundamental or discretionary perspective. As a result, the Fund will do well when the views the managers have taken and the subsequent positions they have established are consistent with market movements. This was clearly the case in 1999. This year, however, the markets have not moved in a pattern that is consistent with the views held by the Fund's money managers and, as a result, has produced disappointing performance. Additionally, while each of the money managers in the Fund applies their trading methodologies and fundamentally based market views independently, occasionally more than one of them will encounter performance in the same direction as the others at the same time, whether it be positive or negative. In certain instances this year that has been the case and the negative performance experienced by each of the individual managers has resulted in overall losses for the Fund.

A significant percentage of Spectrum Strategic's losses this year occurred during the first four months largely due to the views and subsequent positions established by Willowbridge Associates, one of the Fund's three Trading Advisors. Ultimately, Willowbridge's losses in the Fund led to their removal as a Trading Advisor to the Fund in April 2000. To put this action in perspective, consider that through December 1999, Willowbridge had been the best performing money manager in the entire Spectrum Series since the Series was first introduced in November 1994. However, during the first three and a half months of this year, Willowbridge incurred significant losses due to price moves that were inconsistent with the fundamental market views and positions held by the manager. Specifically, Willowbridge, during various points in time from January to April, held short futures positions in U.S. stock indices and U.S. Treasury bonds and long positions in base metals and coffee futures. Unfortunately, prices in these markets moved in an opposite direction to the positions held (U.S. stock and bond prices moved higher, while base metal and coffee prices moved lower), and losses were incurred. By way of contrast, Willowbridge's views of the markets in the summer of 1998 were largely responsible for Spectrum Strategic's gains of approximately 26% during the third quarter of that year.

Willowbridge was not the only Trading Advisor in the Fund to encounter a challenging market environment in 2000. Blenheim Investments, who was the best performing Advisor in the Spectrum Series during 1999 and first half of 2000 due primarily to strong performance in the energy markets, has experienced difficult performance over the past five months, with the exception of July. Specifically, prior to June 2000, Blenheim held a bullish opinion on the energy markets, particularly crude oil, and as a result profited from long positions in these products as oil prices reached 10-year highs. Since June, Blenheim has developed a bearish view of the oil markets and, subsequently, has established short positions in these markets. Unfortunately, oil prices, though choppy, have continued higher and have moved counter to these bearish views held by Blenheim. This has resulted in the money manager giving back a portion of the profits they recorded from December 1998 to May 2000. Blenheim has also recorded losses in other futures markets such as lumber, which has moved lower contrary to the long positions held by the manager, as well as in base metals, global interest rate futures and currencies. Together, each of the losses experienced by Blenheim has added to the Trading Advisor's current drawdown from previous highs.

In addition, the two Advisors most recently added to the Fund, Allied Irish Capital Management, who began trading in the Fund in May 1999, and Eclipse Capital Management, who began trading in the Fund in June 2000, have also been confronted with difficult market conditions in 2000. The portfolio used by Allied Irish in Spectrum Strategic is the Worldwide Financial Program, which employs discretionary market analysis primarily in global interest rate and foreign exchange markets. There is also occasional participation in global stock index futures. Allied Irish's discretionary views at certain times in these markets over the past eighteen months have resulted in losses within the Fund. More specifically, the Trading Advisor's positions in Japanese and German government bond futures, S&P 500 Index futures, the euro and Japanese yen have all contributed to this difficulty.

Eclipse, the third Advisor to Spectrum Strategic who was added earlier this year to replace Willowbridge, possesses a unique approach that utilizes fundamental inputs into a systematic trading model. Besides allowing Eclipse to have a successful, long-term track record, their approach to trading also enabled the firm to post positive performance in 1999, a year that was difficult for most other managed futures managers. Since being added to Spectrum Strategic, Eclipse has experienced losses, particularly in the major currencies during the third quarter. Additionally, the program trading in the Fund, Eclipse's Global Monetary Program, is 1.5 times the normal leverage utilized by the manager in this program. Because of this, it is likely that Eclipse will experience greater downside volatility in difficult times, such as the past few months. However, it is also just as likely that they will produce more upside volatility during strong performance cycles. Despite their recent losses, each of these money managers, like Blenheim, have successful long-term performance track records and offer low correlation to the other Advisors in the Fund.

As an investor in the Fund (in the form of General Partner units held by Demeter Management Corporation), Morgan Stanley Dean Witter realizes the same performance and volatility experienced as do Limited Partners. And, like all of our managed futures funds, the Managed Futures Department closely monitors the Fund and its Advisors on a daily basis. This is done to ensure that the Fund's objectives of long-term capital appreciation potential and portfolio diversification are maintained and that the fundamental trading approaches employed by the money managers are consistent with their historical profiles. In addition, we are in regular contact with the Trading Advisors in an effort to gain a better understanding of their current fundamental market views and opinions and to stay abreast of any research and development they may be working on.

In summary, while we are disappointed with the results of Spectrum Strategic during 2000, we are confident that the current management team of the Fund is made up of strong long-term performers who provide the potential for strong results in the future. Of course, we will continue to monitor the performance of the Fund and each underlying manager and not hesitate to take action to reallocate assets or terminate/replace any of the managers if we believe it is in the best interests of the Fund's future potential for improved performance.

Historical Fund Performance
Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Commodity

                         1998                -34.3%
                         1998  15.8%
                         2000 (10 months)                -1.7%

                    Inception-to-Date Return:                  -25.2%
                    Annualized Return:                           -9.8%

___________________________________________________________________________
__________
Spectrum Currency             2000 (4 months)                 9.9%

                    Inception-to-Date Return:                 9.9%
___________________________________________________________________________
___________
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1999 16.4%
                         1999                       0.8%
                         2000 (10 months)               -4.2%

                    Inception-to-Date Return:           54.5%
                    Annualized Return:                             7.5%

___________________________________________________________________________
__________
Spectrum Select
                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999
-7.6%
                                   2000 (10 months)                -7.3%

                    Inception-to-Date Return:               104.0%
                    Annualized Return                 8.0%
___________________________________________________________________________
__________
Spectrum Strategic
                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999
37.2%
                         2000 (10 months)              -43.3%

                    Inception-to-Date Return:               -10.1%
                    Annualized Return:              -1.8%

Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999
-7.5%
                         2000 (10 months)               -14.3%

                    Inception-to-Date Return:                27.8%
                    Annualized Return:               4.2%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended October 31, 2000
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Commodity           Spectrum Currency
_     Spectrum Global Balanced
                                Percent of                  Percent of
Percent of
                                October 1, 2000        October 1, 2000
October 1, 2000
                                Beginning                   Beginning
Beginning
                              Amount      Net Asset Value    Amount   Net Asset
Value     Amount   Net Asset Value
                               $              %              $              %
$             %
REVENUES
Trading profit (loss):
  Realized                     22,045       0.10                -          -
(682,026)      (1.29)
  Net change in unrealized   (617,594)     (2.89)         988,573         8.64
1,829,444                         3.46

  Total Trading Results      (595,549)     (2.79)         988,573         8.64
1,147,418                         2.17
Interest Income (DWR)          90,076       0.42           45,893         0.40
282,298        0.53

  Total Revenues             (505,473)     (2.37)       1,034,466         9.04
1,429,716        2.70

EXPENSES
Brokerage fees (DWR)           81,780       0.38           43,871         0.38
202,695        0.38
Management fees                44,446       0.21                33,270
0.29                                   55,081        0.10
Incentive fees                   -           -                 120,908
1.06                                      -            -.

  Total Expenses              126,226       0.59          198,049         1.73
257,776        0.48

NET INCOME (LOSS)            (631,699)     (2.96)         836,417         7.31
1,171,940        2.22

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended October 31, 2000
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter                                Morgan Stanley Dean Witter
                       Spectrum Commodity                  Spectrum Currency
Spectrum Global Balanced     .
                      Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
                                      $          $                 $          $
$                              $
Net Asset Value,
 October 1, 2000     2,768,892.373  21,334,104    7.70   1,117,706.771
11,444,591  10.24   3,498,681.949    52,877,612  15.11
Net Income (Loss)           -         (631,699)  (0.22)         -
836,417   0.75           -         1,171,940   0.34
Redemptions            (47,601.585)   (356,060)   7.48      (3,315.000)
(36,432) 10.99     (63,251.174)     (977,231) 15.45
Subscriptions           31,295.987     234,094    7.48     125,255.873
1,376,562  10.99      24,957,834       385,598  15.45

Net Asset Value,
  October 31, 2000   2,752,586.775  20,580,439    7.48   1,239,647.644
13,621,138  10.99   3,460,388.609    53,457,919  15.45

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended October 31, 2000
(Unaudited)

                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Select              Spectrum Strategic
_     Spectrum Technical
                                Percent of                  Percent of
Percent of
                                October 1, 2000        October 1, 2000
October 1, 2000
                                Beginning                   Beginning
Beginning
                              Amount      Net Asset Value    Amount   Net Asset
Value     Amount   Net Asset Value
                               $              %              $              %
$             %
REVENUES
Trading profit (loss):
  Realized                   (3,436,920)    (1.79)          (5,156,366)
(7.43)                             (6,487,643)      (3.03)
  Net change in unrealized    5,098,471      2.66         807,323         1.16
13,683,005                        6.39

  Total Trading Results       1,661,551      0.87      (4,349,043)       (6.27)
7,195,362                         3.36
Interest Income (DWR)           828,119      0.43              279,681
0.40                                  947,498        0.44

  Total Revenues              2,489,670      1.30      (4,069,362)       (5.87)
8,142,860        3.80

EXPENSES
Brokerage fees (DWR)          1,159,369      0.61         419,228         0.60
1,293,392        0.60
Management fees                 479,739      0.25              196,334
0.28                                  713,596        0.33

  Total Expenses              1,639,108      0.86         615,562         0.88
2,006,988        0.93
NET INCOME (LOSS)               850,562      0.44       (4,684,924)      (6.75)
6,135,872        2.87
Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended October 31, 2000
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter                                Morgan Stanley Dean Witter
                       Spectrum Select                     Spectrum Strategic
Spectrum Technical          .
                      Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
                                      $          $                 $          $
$                              $
Net Asset Value,
 October 1, 2000     9,449,831.916  191,895,418  20.31   7,194,209.711
69,389,528    9.65  17,237,506.059  214,078,652  12.42
Net Income (Loss)           -           850,562   0.09         -
(4,684,924)  (0.66)         -         6,135,872   0.36
Redemptions           (104,147.404)  (2,124,607) 20.40    (101,614.976)
(913,519)   8.99    (299,911.803)  (3,832,873) 12.78
Subscriptions           70,247.147    1,433,042  20.40      74,696.413
671,521    8.99     133,286.899    1,703,407  12.78

Net Asset Value,
  October 31, 2000   9,415,931.659  192,054,415  20.40   7,167,291.148
64,462,606    8.99  17,070,881.155  218,085,058  12.78

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Commodity L.P. ("Spectrum Commodity," formerly Morgan Stanley Tangible Asset Fund L.P.), Morgan Stanley Dean Witter Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical"), (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures, forwards, and options contracts on physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for the Partnerships is Dean Witter Reynolds, Inc. ("DWR"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International ("MSIL") which provide clearing and execution services. Morgan Stanley Dean Witter Commodities Management, Inc. ("MSCM") is the trading advisor to Spectrum Commodity. Demeter, DWR, MS & Co., MSCM and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, DWR pays interest income on 80% of the month's average daily "Net Assets" (as defined in the limited partnership agreements) of
Spectrum Commodity, Spectrum Currency, Spectrum Select, Spectrum Strategic and Spectrum Technical, and 100% in the case of Spectrum Global Balanced. The interest rates used are equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - The brokerage fees for Spectrum Commodity, Spectrum Currency, and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day of any month that is at least six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Commodity will terminate on December 31, 2027, Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership Agreement.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



2.  Related Party Transactions

Spectrum Commodity and Spectrum Currency pay brokerage fees to MS & Co. and MSIL. Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical each pay brokerage fees to DWR as described in Note 1. The Partnerships' cash is on deposit with DWR, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. DWR and MS & Co. pay interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Commodity L.P.
  Morgan Stanley Dean Witter Commodities Management Inc.

Morgan Stanley Dean Witter Spectrum Currency L.P.
  John W. Henry & Company, Inc. ("JWH")
  Sunrise Capital Partners, LLC ("Sunrise")

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Eclipse Capital Management, Inc.  ("Eclipse")

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).

The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month
(a 1.25% annual rate).

The management fees for Spectrum Currency are accrued at a rate of 1/12 of 4% of Net Assets allocated to JWH on the first day of each month, and 1/12 of 3% of Net Assets allocated to Sunrise on the first day of each month (annual rates of 4% and 3%, respectively).

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)



The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).

The management fees for Spectrum Strategic are accrued at a rate of 1/12 of 4% of Net Assets allocated to Blenheim on the first day of each month, and 1/12 of 3% of Net Assets allocated to AICM and Eclipse on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% of Net Assets on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Commodity pays an annual incentive fee equal to 20% of the trading profits as of the end of each calendar year.

Spectrum Currency, Spectrum Global Balanced, Spectrum Select and Spectrum Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Trading profits for the Partnership's represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted.

For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.

Commencing December 1, 2000, the following changes will be made:

      The management fee paid by Spectrum Currency will be reduced from a 4% to a 2% annual rate in the case of JWH and from a 3% to a 2% annual rate in the case of Sunrise. Additionally, the monthly incentive fee paid by Spectrum Currency to each Trading Advisor will be changed from 15% to 20% of Partnership trading profits, as determined from the end of the last period in which an incentive fee was earned.

      The management fee paid by Spectrum Technical will be reduced from a 4% to a 2% annual rate in the case of JWH and from a 4% to a 3% annual rate in the case of Campbell. Additionally, the monthly incentive fee paid by Spectrum Technical to both JWH and Campbell will be changed from 15% to 20% of Partnership trading profits, as determined from the end of the last period in which an incentive fee was earned.

      The annual incentive fee paid by Spectrum Commodity to MSCM will be reduced from 20% to 17.5% of Partnership trading profits, as determined from the end of the last period in which an incentive fee was earned.